                                                                  Exhibit (a)(2)


To:         Eligible Employees of Brio Software, Inc.
From:       Craig Brennan, President and CEO
Subject:    Option Exchange Program
Date:       November 5, 2001


TO EMPLOYEES HOLDING OPTIONS TO PURCHASE COMMON STOCK OF BRIO SOFTWARE, INC., GRANTED ON OR AFTER AUGUST 3, 2000:

     As you know, many of you hold stock options to purchase our common stock at a price that is well above the current market price of our stock. Our management and board of directors recognize that your stock options are an important part of your incentive to continue to perform at a high level in creating value for our stockholders. As a result, we are announcing that Brio Software, Inc. is offering to exchange your outstanding options for options to purchase an equal number of shares at an exercise price of $2.00 per share, subject to the terms of the attached Offer to Exchange.

     This offer applies only to options that were granted on or after August 3, 2000 under the 1998 Stock Option Plan and 2000 Non-Executive Stock Option Plan. Other important terms and conditions apply and are described in detail in the attached Offer to Exchange. Instructions for participating in the offer are included in the Offer to Exchange and the other attached documents, and must be followed to permit participation. The forms to indicate your election to participate in the offer are also attached to this e-mail and should be delivered to us as indicated in the instructions. A paper copy of this e-mail and all attachments will be provided to you without charge to you upon request to Haleh Carrillo, Brio Software, 4980 Great America Parkway, Santa Clara, California 95054, phone (408) 496-7417, fax (408) 496-7690, e-mail
stockadmin@brio.com.
-------------------

     Please take the time to carefully read the Offer to Exchange and all related documents. If you have any questions about the offer, please contact Haleh Carrillo at the coordinates listed above.

     We thank you for your continued efforts on behalf of Brio Software, Inc.


                                   Sincerely,

                                   Brio Software, Inc.

                                   Craig Brennan
                                   President and CEO

Attachments